UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated May 11, 2026: Safe Bulkers, Inc. Announces Recapitulation Agreements for the Acquisition of Four Newbuild Dry-bulk Vessels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Announces Recapitulation Agreements for the Acquisition

of Four Newbuild Dry-bulk Vessels

Monaco – May 11, 2026 — Safe Bulkers, Inc. (the “Company") (NYSE: SB), an international provider of marine dry bulk transportation services, announced today that it has entered into recapitulation agreements for the acquisition of four Japanese newbuild dry bulk vessels. Three of the newbuild vessels are 82,000 dwt, Kamsarmax class, with scheduled delivery dates of two in the first half and one in the third quarter of 2029. One newbuild vessel is a 182,000 dwt Capesize class, with scheduled delivery date in the second half of 2029.

The acquisitions for the three Kamsarmax class vessels are anticipated to be financed through the Company’s cash reserves, with no external financing having been arranged at this stage. The Capesize class vessel will be acquired through a finance lease under a bare boat charter agreement for a period of ten years, with purchase options in favor of the Company available five years following the commencement of the bareboat charter period, all at predetermined purchase prices.

The recapitulation agreements are subject to customary terms, documentation, and closing conditions.

All newbuild vessels are designed to meet the Phase 3 requirements of the Energy Efficiency Design Index related to the reduction of greenhouse gas emissions (“IMO GHG -EEDI Phase 3”) as adopted by the International Maritime Organization, (“IMO”) and also comply with the latest NOx emissions regulation, NOx-Tier III (“NOx-Tier III”). The Kamsarmax newbuilds vessels are sister vessels to a number of newbuild vessels in our orderbook with advanced energy efficiency characteristics resulting in lower fuel consumption.

The Company has already taken delivery of thirteen IMO GHG Phase 3 – NOx Tier III vessels. Upon consummation of these recapitulation agreements, the Company will have an outstanding orderbook of eleven newbuild vessels, two of which are methanol dual-fueled, with scheduled deliveries of three in 2026, two in 2027, one in 2028, and five in 2029.

Dr. Loukas Barmparis, President of the Company, commented: “Safe Bulkers continues to invest selectively in modern newbuild vessels incorporating the latest-generation designs from leading shipyards, with delivery schedules aligned to the Company’s fleet age profile and available slots. This strategy supports our fleet renewal pathway to maintain a young, modern, fuel-efficient, and environmentally advanced fleet, preserving our competitiveness.”

About Safe Bulkers, Inc.

The Company is an international provider of marine dry-bulk transportation services, transporting bulk cargoes, particularly grain, coal and iron ore, along worldwide shipping routes for some of the world’s largest users of marine dry-bulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com